EXHIBIT 99.1

DeFi Technologies Provides Clarifying Update on Share Ownership and Depository Imbalances and Outlines Next Steps and Announces Resignation of Director

TORONTO, Dec. 22, 2025 /CNW/ - DeFi Technologies (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today provides additional disclosure regarding the share ownership and depository imbalances first disclosed in its August 12, 2025 news release (the "August NR"). This news release (the "Clarifying News Release") was requested by staff of the Ontario Securities Commission in connection with a staff review and is intended to provide additional disclosure with respect to the August NR and the Company's plans going forward.

The Company receives feedback from shareholders on an ongoing basis, including anecdotal information on potential trading irregularities. The Company engaged Shareholder Intelligence Services, LLC ("ShareIntel") in June 2025 to provide shareholder data, including share ownership, purchases, sales and custody by individuals, institutions, broker-dealers, clearing agents and custodians, to enable the Company to better understand the trading, settlement, and beneficial ownership of its common shares (the "Common Shares") and communicate findings to shareholders. The retention of ShareIntel was announced by the Company on June 20, 2025 (the "June NR")

At the time of the August NR, the Company had received three point-in-time reports dated June 23, 2025, June 30, 2025 and July 15, 2025 respectively (the "Reports"). Such Reports indicated persistent differences between share positions reported by certain broker-dealers to intermediaries of Depository Trust Company ("DTC"), the Canadian Depository for Securities ("CDS") and Broadridge Financial Solutions ("Broadridge").

Given the imbalances identified in the Reports and ongoing shareholder interest in this matter, the Company issued the August NR to provide all shareholders full disclosure of the Company's efforts to review trading irregularities. Since the August NR, the Company has received two additional point-in-time reports, which showed continued imbalances in both the United States and Canada.

To better understand, review and rectify share ownership imbalances, the Company has contacted a total of 14 broker-dealers with the highest levels of imbalances reported to intermediaries to request reconciliations and explanations for discrepancies. To date, it has received five responses, with responses primarily attributing share imbalances to settlement timing differences, inclusion of reporting to certain intermediaries but not to others, securities lending, differences in reporting inquiries to certain intermediaries and differences due to shares held in different currencies. The Company continues to await responses from the remaining broker-dealers and may issue additional inquiries to further understand imbalances in the Reports.

At this time, based on information received and reviewed to date, the Company does not believe that share ownership imbalances had any impact on the voting results at the 2025 shareholder meeting of the Company given the quantum of imbalances identified and quorum at such meeting.

Resignation of Director

The Company announces that effective immediately, Stefan Hascoet has resigned from the board of directors of the Company. Mr. Hascoet has been a director of the Company since June 2023 and has provided invaluable guidance to the Company during his tenure. The Company expresses its sincere appreciation to Mr. Hascoet for his services and contributions to the Company and wishes him continued success in all future endeavours.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/
DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 22-DEC-25